Exhibit 99.1

ARIS MINING ANNOUNCES Q3 2024 EARNINGS RELEASE DATE

Vancouver, Canada, November 6, 2024 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) will publish its Q3 2024 financial results after market close on Tuesday, November 12, 2024 and host a conference call on Wednesday, November 13, 2024, at 9:00 am ET/6:00 am PT to discuss the results. The call will be webcast and can be accessed at Webcast | Q3 2024 Results Conference Call (choruscall.com).

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration (dpregister.com). Upon registering, call in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Participants who prefer to dial-in and speak with a live operator, can access the call by dialing:

•         Toll-free North America: +1-844-763-8274

•         International: +1-647-484-8814

After the call, an audio recording will be available via telephone until end of day November 20, 2024. The recording can be accessed by dialing:

•         Toll-free in the US and Canada: +1-855-669-9658

•         International: +1-412-317-0088; and using the access code: 9996142

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation.

About Aris Mining

Aris Mining is a gold producer in Latin America, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of approximately 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion scheduled for completion in Q1 2025 and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in early 2025. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of small-scale mining units into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com

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